SIGNATURE

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: September 2007	Commission File Number: 1-8481
BCE Inc.
(Translation of Registrant’s name into English)
1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .
SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

/s/ Patricia A. Olah
Patricia A. Olah
Corporate Secretary and Lead Governance Counsel Date: September 26, 2007

Patricia A. Olah
Corporate Secretary and
Lead Governance Counsel

September 26, 2007	VIA SEDAR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

RE:	BCE Inc. Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 — Continuous Disclosure Obligations (“NI 51-102”)
Following the special meeting of shareholders of BCE Inc. (the “Corporation”) held on September 21, 2007 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting result obtained at the Meeting. According to the scrutineers’ report, shareholders were present at the meeting, in person or by proxy, representing 62.55% of the Common and Preferred shares outstanding on August 10, 2007, record date for the Meeting.
Approval of BCE Inc. Plan of Arrangement
A vote by ballot was conducted with respect to the special resolution to approve the BCE Inc. Plan of Arrangement under section 192 of the Canada Business Corporations Act involving BCE, its common and preferred shareholders and 6796508 Canada Inc. (the “Purchaser”), a corporation organized by Ontario Teachers’ Pension Plan Board and affiliates of Providence Equity Partners Inc. and Madison Dearborn Partners, LLC, contemplating the acquisition by the Purchaser of all outstanding common and preferred shares of BCE. According to proxies received in advance of the meeting and shares voted at the meeting, the special resolution was approved with the following results:

Common and Preferred
shareholders
For	97.93%
Against	2.07%

Yours truly,
(signed) Patricia A. Olah
BCE Inc.
Bureau 3700
1000, rue de La Gauchetière Ouest
Montréal (Québec) H3B 4Y7
www.bce.ca
Telephone: (514) 870-8777
Direct line: (514) 870-8144
Facsimile: (514) 786-3801
patricia.olah@bell.ca